[redacted]

11015799

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 22 2011
BRANCH OF REGISTRATIONS AND EXAMINATIONS
12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 25549

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2010** AND ENDING **DECEMBER 31, 2010**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

ABNER, HERRMAN & BROCK LLC **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

HARBORSIDE FINANCIAL CENTER-Plaza 5 – Suite 1640

(City)	(State)	(Zip Code)
JERSEY CITY,	**NEW JERSEY**	**07311**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOWARD J. ABNER, Managing Member **(201) – 484 - 2000**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ***HOWARD J. ABNER,*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***ABNER, HERRMAN & BROCK LLC,*** *as of* ***DECEMBER 31, 2010,*** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ______________________
Signature

____
Title

X ______________________ 12/13/10
Notary Public

IRINA SELCHANKO
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES MAY 13, 2013

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ABNER, HERRMAN BROCK LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS		
Cash and cash equivalents	$	360,523
Commission Receivable		1,387
Fixed assets and leasehold improvements- net of accumulated depreciation and amortization of $324,922(Note 2(d))		108,801
Other assets		56,453
Total assets	$	527,164
LIABILITIES AND MEMBER'S CAPITAL		
Liabilities:		
Accounts payable and accrued expenses	$	88,983
Total liabilities		88,983
Commitments and Contingencies (Notes 4 and 5)		
Capital (Note 7)		438,181
Total liabilities and member's capital	$	527,164

The accompanying notes are an integral part of this statement.

ABNER, HERRMAN & BROCK, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

Note 1- Nature of Business

Abner, Herrman & Brock, LLC (The "Company") clears all securities transactions through its clearing broker on a fully disclosed basis, and consequently operates under the exemptive provisions of S.E.C. Rule 15c3-3 (k) (2) (ii). Also, the Company provides investment advisory services mainly to individual investors.

Note 2- Summary of Significant Accounting Policies:

a) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

Investment advisory fees are recognized as revenues as earned.

b) ***Cash and Cash Equivalents***
For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents.

c) ***Income Taxes***
Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings for federal and state income tax purposes.

d) ***Property and Equipment***
Property and equipment are depreciated on the straight-line method over an estimated useful life of four to seven years.

Leasehold improvements are recorded at cost and are amortized in accordance with the straight-line method over the length of the lease.

e) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f) ***Subsequent Events***
The Company has evaluated events and transactions that occurred between December 31, 2010 and February 4, 2011, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3- Securities Owned, At Market Value

Securities owned, at market value, consist of the following:

Corporate Bonds	$-0-

Note 4- Commitments and Contingencies

The Company rents office space pursuant to a lease agreement expiring September 30, 2017.

The aggregate minimum annual rent commitment follows, exclusive of escalation charges:

Year	Amount
2011	139,230
2012	132,600
2013	132,600
2014	138,677
2015	156,910
Thereafter	274,592

The Company has established a letter of credit that expires April 13, 2009, and is automatically extendable through September 30, 2011, in the amount of $39,570. At December 31, 2010, none of this amount has been drawn upon by the Company.

Note 5- Profit Sharing Plan

The Company maintains a defined contribution plan covering substantially all employees. The Company contributes annually a match contribution based upon the amount the employees contribute and, at the discretion of management, up to 15% of the eligible compensation. For the year ended December 31, 2010, the Company contributed $14,400.

Note 6- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The agreement between the Company and its clearing broker provides that the

Note 6- Financial Instruments with Off-Balance Sheet Credit Risk (continued)

Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 7- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2010, the Company had net capital of $266,041, which was $260,106 in excess of its required net capital of $5,935. The Company's net capital ratio was 33.45%.

A copy of the Company's Statement of Financial Condition as of December 31, 2010, pursuant to SEC Rule 17a-5 is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission and the office of the Financial Industry Regulatory Authority.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Abner, Herrman & Brock, LLC
Harborside Financial Center
Plaza 5 Suite 1640
Jersey City, NJ 07311

Gentlemen:

We have audited the accompanying statement of financial condition of Abner, Herrman & Brock, LLC as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Abner, Herrman & Brock, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 4, 2011

ABNER, HERRMAN & BROCK, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ABNER, HERRMAN & BROCK, LLC

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the year ended December 31, 2010

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Members of
Abner, Herrman & Brock, LLC
Harborside Financial Center
Plaza 5 – Suite 1640
Jersey City, NJ 07311

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Abner, Herrman & Brock, LLC ("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC., solely to assist you in evaluating the Company's compliance with rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;
2- Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2010, noting no exceptions;
3- Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no exceptions;
4- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no exceptions; and
5- Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Lerner & Sipkin CPAs, LLP

Lerner & Sipkin, CPAs, LLP (NY)
February 4, 2011

ABNER, HERRMAN & BROCK, LLC

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

For the year ended December 31, 2010

Determination of SIPC Net Operating Revenues:

Total Revenues (FOCUS line 12/ Part IIA line 9)	$ 3,073,901
Additions	-
Deductions	-
SIPC Net Operating Revenues	$ 3,073,901

Determination of General Assessment:

SIPC Net Operating Revenues:	$ 3,073,901
General Assessment @ .0025	7,685

Assessment Remittance:

Greater of General Assessment or $150 Minimum	$ 7,685
Less: Payment made with Form SIPC-6 in August, 2010	(3,682)
Assessment Balance Due	$ 4,003

Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the year ended December 31, 2010

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$ 3,073,901
SIPC Net Operating Revenues as computed above	3,073,901
Difference	$ -